January 17, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attn: Michael Reedich

    Special Counsel

Re:	Comments to Proxy Statement of Prudential Financial, Inc.

Dear Mr. Reedich:

Below are our responses to the comments on our 2007 proxy statement contained in your letters dated August 21 and November 30, 2007, copies of which are attached. We will also file all of our written correspondence with you regarding these comments via EDGAR as you requested.

Compensation of Directors, page 13

Comment 1. Please provide a footnote to the table which discloses the grant date fair value of each award made during the year. See Instructions to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response. In future filings we will clarify that the amount disclosed in the stock award column of the table is the grant date fair value under FAS 123R. We note that the current disclosure states in a footnote that the amounts listed in the stock awards column represent fees that are automatically deferred during the year in units of Prudential Financial common stock. These amounts also represent the FAS 123R grant date fair value for financial reporting purposes.

Comment 2. Please reference the assumptions made in calculating the valuations using FAS 123R, as required by the Instruction to Item 402(k) to Regulation S-K.

Response. The FAS 123R value of the aggregate balance of stock units in a director’s account at fiscal year end is the number of units held multiplied by the year end price of Prudential Financial common stock. There are no other assumptions made for purposes of calculating the FAS 123R value as the share awards are classified as a liability in our balance sheet.

Process for Determining Executive Compensation, page 14

Comment 3. In your discussion of the compensation consultant, please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Response: In future filings we will clarify the material elements of the instructions given to the compensation consultant by the Compensation Committee. For 2006 compensation, the instructions given to the consultant by the Committee were described on page 14 as the scope of the services performed.

Compensation Discussion and Analysis

Competitive Benchmarking, page 16

Comment 4. You state that you compare each executive’s compensation in relation to the median and the 75th percentile of the comparator group, while taking into account various factors such as Prudential’s size and performance within the peer group, the unique characteristics of the individual’s position and retention considerations. While you discuss Prudential’s performance, you do not discuss these other various factors. Also, on page 23, you state that named executive officers receive long term incentives “based on an evaluation of their individual performance, market pay position and retention considerations.” As to each named executive officer, to the extent the other various factors you mention materially affect the amount or type of compensation you paid, please discuss and disclose how these factors resulted in the compensation elements and amounts for the named executive officers.

Response: In future filings we will discuss the material factors that are considered in comparing the various elements of an executive’s compensation to the comparator group.

Linking Compensation to Performance, page, 16

Comment 5. We note that you have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you have not quantified the various ROE, AOI and EPS targets mentioned. Either disclose these targets or on a supplemental basis, provide us with a detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Response. As explained on page 17, we use pre-tax AOI — 30% weighting, ROE — 30% weighting, operating revenues (AOI basis) — 15% weighting, and EPS — 25% weighting, in determining the size of our annual incentive pool for approximately 3,000 corporate center associates, including the named executive officers. Once the size of the annual incentive pool is established, however, the actual awards paid to the participants, including the named executive officers, are based on a number of factors, including individual performance. With respect to the named executive officers, the financial measures used in determining the size of the incentive pool are considered in determining the final awards, but are not determinative or formulaic.

In contrast, as disclosed on page 23, our performance shares are tied to specific ROE and EPS performance measures and we expressly disclose these measures.

In future filings, we will further clarify the number of participants in the annual incentive pool and discuss the material factors considered in determining the amounts awarded to each of the named executive officers from the pool.

Annual Incentives, page 17.

Comment 6. Please analyze the resultant annual compensation amounts of each of the named executive officers. For example, you mention individual contributions as being a factor that determined compensation. Please explain this in more detail.

Response. In future filings we will discuss the elements of individual performance that materially affect the compensation awarded to each of the named executive officers.

2006 Results and Compensation of Named Executive Officers, page 22

Comment 7. Please explain how each compensation element and your decisions regarding each element fit into the overall compensation decisions for the named executive officers and affect the Compensation Committee’s decisions regarding the elements and their amounts.

Response. In future filings we will explain how the various elements of compensation and decisions regarding each element fit into the overall compensation decisions for the named executive officers.

Compensation of Named Executive Officers, page 24.

Comment 8. Discuss the disparity among the various amounts you paid the named executive officers.

Response. In future filings we will discuss the material aspects of the disparity among the amounts paid to the named executive officers.

In addition, as you requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please contact me at 973-802-7770 or by email at kathleen.gibson@prudential.com.

Thank you for your assistance.

Sincerely,

/s/ Kathleen M. Gibson
Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Washington, D.C. 20549

TELEFACSIMILE

TRANSMITTAL

November 30, 2007

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Kathleen Gibson

Telecopier Number: 973-802-8287

FROM:	Michael Reedich, Division of Corporation Finance
Telephone Number: (202) 551-3612

If you do not receive all pages, please telephone the above number for assistance.

NOTE:	THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient at this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

November 30, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 973-802-8287

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Attn: Kathleen M. Gibson, Vice President

Secretary and Corporate Governance Officer

Re:	Prudential Financial, Inc.
Definitive 14A
Filed March 22, 2007
File No. 1-16707

Dear Ms. Gibson:

We have reviewed your response letter dated October 10, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.	Please file on EDGAR your October 10, 2007 response letter and your response letter to this comment letter and any other correspondence you send us in connection with our review of your filing.

2.	We note our prior Comment 5 in which we asked you to quantify the various ROE, AOI and EPS targets mentioned in the section starting on page 16 entitled “Linking Compensation to Performance.” We further note your response in which you state that the various target measures are weighted and used to formulate the size of a bonus pool for the executive officers and that you base the actual awards to each executive officer on individual performance. Your disclosure appears to indicate that this bonus pool pertains to your nine executive officers, two-thirds (six) of whom appear to be your named executive officers. The targets appear to be material to determining the final awards to the named executive officers. It also appears that individual performance is a material factor. Therefore, you should disclose the targets and analyze how and why individual performance resulted in the awards the committee made to the named executive officers.

Kathleen M. Gibson

November 30, 2007

3.	You have qualified many of your responses to our comments, saying that you will provide required disclosure, “to the extent practicable.” In your next response letter, please undertake to provide the requested disclosure without this qualification. If you believe that any of our comments request disclosure that would be impracticable, in each case, please explain your reasons for that belief and whether or not you plan to provide the disclosure in future filings.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

August 21, 2007

Mail Stop 6010

By US. Mail and facsimile to 973-802-8287

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Attn: Arthur F. Ryan, Chief Executive Officer

Re:	Prudential Financial, Inc.
Definitive 14A
Filed March 22, 2007
File No. 1-16707

Dear Mr. Ryan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division’s focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Arthur F. Ryan

August 21, 2007

Compensation of Directors, page 13

1.	Please provide a footnote to the table which discloses the grant date fair value of each award made during the year. See Instruction to Item 402(k)(2)(iii)&(iv) of Regulation S-K.

2.	Please reference the assumptions made in calculating the valuations using FAS l23R, as required by the Instruction to Item 402(k) to Regulation S-K.

Process for Determining Executive Compensation, page 14

3.	In your discussion of the compensation consultant, please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Competitive Benchmarking, page 16

4.	You state that you compare each executive’s compensation in relation to the median and the 75th percentile of the comparator group, while taking into account various factors such as Prudential’s size and performance within the peer group, the unique characteristics of the individual’s position and retention considerations. While you discuss Prudential’s performance, you do not discuss these other various factors. Also, on page 23, you state that named executive officers receive long-term incentives “based on an evaluation of their individual performance, market pay position and retention considerations.” As to each named executive officer, to the extent the other various factors you mention materially affect the amount or type of compensation you paid, please discuss and disclose how these factors resulted in the compensation elements and amounts for the named executive officers.

Linking Compensation to Performance, page 16

5.	We note that you have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you have not quantified the various ROE, AOl and EPS targets mentioned. Either disclose these targets or on a supplemental basis, provide us with a detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Arthur F. Ryan

August 21, 2007

Annual Incentives, page 17

6.	Please analyze the resultant annual compensation amounts of each of the named executive officers. For example, you mention individual contributions as being factor that determined compensation. Please explain this in more detail.

2006 Results and Compensation of Named Executive Officers, page 22

7.	Please explain how each compensation element and your decisions regarding each element fit into the overall compensation decisions for the named executive officers and affect the Compensation Committee’s decisions regarding the elements and their amounts.

Compensation of Named Executive Officers, page 24

8.	Discuss the disparity among the various amounts you paid the named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Arthur F. Ryan

August 21, 2007

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel

October 10, 2007

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attn: Michael Reedich

    Special Counsel

Re:	Comments to Proxy Statement of Prudential Financial, Inc.

Dear Mr. Reedich:

We acknowledge the Staff’s careful review of the executive compensation disclosure in our proxy statement and look forward to working with you to address these comments. We have restated each comment below for ease of reference.

Compensation of Directors, page 13

Comment 1. Please provide a footnote to the table which discloses the grant date fair value of each award made during the year. See Instructions to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response. In future filings we will clarify that the amount disclosed in the stock award column of the table is the grant date fair value under FAS 123R. We note that the current disclosure states in a footnote that the amounts listed in the stock awards column represent fees that are automatically deferred during the year in units of Prudential Financial common stock. These amounts also represent the FAS 123R grant date fair value for financial reporting purposes.

Comment 2. Please reference the assumptions made in calculating the valuations using FAS 123R, as required by the Instruction to Item 402(k) to Regulation S-K.

Response. The FAS 123R value of the aggregate balance of stock units in a director’s account at fiscal year end is the number of units held multiplied by the year- end price of Prudential Financial common stock. There are no other assumptions made for purposes of calculating the FAS 123R value as the share awards are classified as a liability in our balance sheet.

Process for Determining Executive Compensation, page 14

Comment 3. In your discussion of the compensation consultant, please disclose the material elements of the instructions or directions the compensation committee gave the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Response: In future filings we will clarify the material elements of the instructions given to the compensation consultant by the Compensation Committee. For 2006 compensation, the instructions given to the consultant by the Committee were described on page 14 as the scope of the services performed.

Compensation Discussion and Analysis

Competitive Benchmarking, page 16

Comment 4. You state that you compare each executive’s compensation in relation to the median and the 75th percentile of the comparator group, while taking into account various factors such as Prudential’s size and performance within the peer group, the unique characteristics of the individual’s position and retention considerations. While you discuss Prudential’s performance, you do not discuss these other various factors. Also, on page 23, you state that named executive officers receive long term incentives “based on an evaluation of their individual performance, market pay position and retention considerations.” As to each named executive officer, to the extent the other various factors you mention materially affect the amount or type of compensation you paid, please discuss and disclose how these factors resulted in the compensation elements and amounts for the named executive officers.

Response: In future filings we will discuss, to the extent practicable, the material factors that are considered in comparing the various elements of an executive’s compensation to the comparator group.

Linking Compensation to Performance, page, 16

Comment 5. We note that you have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. For example, you have not quantified the various ROE, AOI and EPS targets mentioned. Either disclose these targets or on a supplemental basis, provide us with a detailed analysis supporting your conclusion that the disclosure of the targets would result in competitive harm such that the information could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Response. As explained on page 17, we use pre-tax AOI — 30% weighting, ROE — 30% weighting, operating revenues (AOI basis) — 15% weighting and EPS — 25% weighting,

in determining the size of our annual incentive pool. Once the size of the annual incentive pool is established, however, the actual awards paid to the participants, including the named executive officers, are based on individual performance. With respect to the named executive officers, the financial measures are a factor in determining the final award, but are not determinative or formulaic.

In contrast, as disclosed on page 23, our performance shares are tied to specific ROE and EPS performance measures and we expressly disclose these measures.

Annual Incentives, page 17.

Comment 6. Please analyze the resultant annual compensation amounts of each of the named executive officers. For example, you mention individual contributions as being a factor that determined compensation. Please explain this in more detail.

Response. In future filings we will, to the extent practicable, discuss the elements of individual performance that materially affect the compensation awarded to each of the named executive officers.

2006 Results and Compensation of Named Executive Officers, page 22

Comment 7. Please explain how each compensation element and your decisions regarding each element fit into the overall compensation decisions for the named executive officers and affect the Compensation Committee’s decisions regarding the elements and their amounts.

Response. In future filings we will, to the extent practicable, explain how the various elements of compensation and decisions regarding each element fit into the overall compensation decisions for the named executive officers.

Compensation of Named Executive Officers, page 24.

Comment 8. Discuss the disparity among the various amounts you paid the named executive officers.

Response. In future filings we will discuss the material aspects of the disparity among the amounts paid to the named executive officers.

Finally, as you requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please contact me at 973-802-7770 or by email at kathleen.gibson@prudential.com.

Thank you for your assistance.

Sincerely,

/s/ Kathleen M. Gibson
Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer